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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)


                          Santa Fe Pacific Corporation
                   ------------------------------------------
                                (Name of Issuer)


                                  Common Stock
                   -----------------------------------------
                         (Title of Class of Securities)


                                   802183103
                   -----------------------------------------
                                 (CUSIP Number)


                              Robert M. Hart, Esq.
              Senior Vice President, General Counsel and Secretary
                             Alleghany Corporation
                               Park Avenue Plaza
                           New York, New York  10055
                                 (212) 752-1356
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                   Copies to:
                             Aileen C. Meehan, Esq.
                        Donovan Leisure Newton & Irvine
                              30 Rockefeller Plaza
                           New York, New York  10112
                                 (212) 632-3338


                                February 6, 1995
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)






                               Page 1 of 7 pages
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              If the filing person has previously filed a statement on
              Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

              Check the following box if a fee is being paid with this statement [ ].














































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              CUSIP No. 802183103
              --------------------------------------------------------------
              1.   Name of Reporting Person
                   S.S. or I.R.S. Identification No. of Above Person

                   Alleghany Corporation
                   51-0283071
              --------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a) [ ]
                   (b) [ ]
              --------------------------------------------------------------
              3.   SEC Use Only

              --------------------------------------------------------------
              4.   Source of Funds (See Instructions)

                   WC, BK
              --------------------------------------------------------------
              5.   Check if Disclosure of Legal Proceedings is Required
                   Pursuant to Items 2(d) or 2(e)        .
                                                  -------
              --------------------------------------------------------------
              6.   Citizenship or Place of Organization

                   Delaware
              --------------------------------------------------------------
              Number of         7.   Sole Voting Power
              Shares                 11,846,958
                                     -------------------------
              Beneficially      8.   Shared Voting Power
              Owned by               6,215,038
                                     -------------------------
              Each Reporting    9.   Sole Dispositive Power
                                     -------------------------
              Person With            11,846,958
                                     -------------------------
                                10.  Shared Dispositive Power
                                     6,215,038
                                     -------------------------
              --------------------------------------------------------------
              11.  Aggregate Amount Beneficially Owned by Each Reporting
                   Person

                   18,061,996
              --------------------------------------------------------------
              12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                     -------


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              --------------------------------------------------------------
              13.  Percent of Class Represented by Amount in Row (11)

                   9.6%
              --------------------------------------------------------------
              14.  Type of Reporting Person (See Instructions)

                   CO
              --------------------------------------------------------------












































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                        This statement is filed by Alleghany Corporation

              ("Alleghany"), a Delaware corporation having its principal executive offices at Park Avenue Plaza, New York, New York

              10055, and relates to shares of the Common Stock, par value

              $1.00 per share (the "Common Stock"), of Santa Fe Pacific

              Corporation, a Delaware corporation ("Santa Fe Pacific").

              The address of Santa Fe Pacific's principal executive offices is 1700 East Golf Road, Schaumburg, Illinois, 60173-5860.

              This Amendment No. 5 amends the Schedule 13D Statement filed by Alleghany on September 22, 1994, as amended by Amendment

              Nos. 1, 2, 3 and 4 filed on October 14, 1994, November 14,

              1994, January 24, 1995 and January 25, 1995, respectively, by furnishing the information set forth below.


              Item 4.   Purpose of the Transaction.
              ------    --------------------------

                        The information previously furnished in response to

              Item 4 is hereby updated and supplemented as follows:

                        Alleghany is continuing to monitor market

              developments regarding Santa Fe Pacific Common Stock and the tax and financial effects of its previously announced

              intention to tender shares of Santa Fe Pacific Common Stock beneficially owned by it pursuant to the Offer and to

              repurchase shares thereafter with the proceeds thereof.

              Based upon recent market prices of Santa Fe Pacific Common

              Stock, Alleghany does not currently expect to tender or cause the tender pursuant to the Offer of the shares of Santa Fe

              Pacific Common Stock which it beneficially owns.  Alleghany


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              will make its final determination whether or not to tender its shares, in whole or in part, pursuant to the Offer

              shortly before the expiration of the Offer, which is

              presently scheduled to occur at 12:00 Midnight, New York City time, on Wednesday, February 8, 1995.

                        As reported elsewhere herein, on the date hereof,

              Alleghany beneficially owns 18,061,996 shares of Common Stock of Santa Fe Pacific.  On February 6, 1995, the Executive

              Committee of the Board of Directors of Alleghany authorized purchases of an additional 4.5 million shares of Santa Fe

              Pacific Common Stock, but not more than 15% of the

              outstanding Common Stock of Santa Fe Pacific.  Alleghany's purchase of additional shares of Santa Fe Pacific Common

              Stock is dependent upon market conditions, the state of

              affairs of Santa Fe Pacific and of the businesses in which it is engaged and other factors, and is subject to applicable laws and to the availability of shares at prices deemed

              favorable to Alleghany.


















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                                   SIGNATURE
                                   ---------

                        After reasonable inquiry and to the best of my

              knowledge and belief, I certify that the information set

              forth in this Amendment No. 5 is true, complete and correct.

              Dated:  February 6, 1995


                                            ALLEGHANY CORPORATION


                                            By: /s/ Robert M. Hart
                                               --------------------------
                                               Robert M. Hart
                                                Senior Vice President,
                                                General Counsel and
                                                Secretary

























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